Contact

www.linkedin.com/in/michael-david-forrest-phd (LinkedIn)

Top Skills

Drug Design

Drug Development

R

Languages

Portuguese (Elementary)

Certifications

Duolingo Portuguese Fluency: Elementary (Estimated)

Honors-Awards

MSc & PhD Scholarship

Selected to be a Journal and Funding Reviewer

Publications

The role of tryptophan in staphylococcal nuclease stability

The Sodium-Potassium Pump Controls the Intrinsic Firing of the Cerebellar Purkinje Neuron

The sodium-potassium pump is an information processing element in brain computation

Why cancer cells have a more hyperpolarised mitochondrial membrane potential and emergent prospects for therapy

Simulation of alcohol action upon a detailed Purkinje neuron model and a simpler surrogate model that runs >400 times faster

Patents

Therapeutic inhibitors of the reverse mode of atp synthase

Therapeutic modulators of the reverse mode of atp synthase

Michael Forrest Ph.D.

Drug Inventor | Founder at Biophysical Therapeutics
United Kingdom

Summary

Dual expertise in the biological and computational sciences, which I now apply to rational drug design. For full profile see: www.IF1.skin/michael-forrest

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Experience

Biophysical Therapeutics
Drug Inventor | Founder
October 2022 - Present

Computational biology to design new drugs.

Principally targeting cancer, age-related diseases (e.g., Alzheimer's disease), and aging itself.

More information at:

www.IF1.skin/michael-forrest

British Army Reserve
Paratrooper, Parachute Regiment Reserve (4 PARA)
June 2008 - Present (18 years 1 month)

Active service in Afghanistan

Education

University of Cambridge
Bachelor's degree, Natural Sciences Tripos (Biochemistry)

University of Warwick
PhD, Computer Science

The University of Edinburgh
Master's degree, Neuroscience

University of Cambridge
Master's degree, Natural Sciences Tripos